UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                            People's Liberation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   711153 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Daniel Guez
                        9000 Sunset Boulevard, Penthouse
                            West Hollywood, CA 90069
                                 (310) 285-6070
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 10, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 7)

---------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

---------------------                                          -----------------
CUSIP NO. 711153 10 6                                          PAGE 2 OF 7 PAGES
---------------------                                          -----------------

-------- -----------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         -----------------------------------------------------------------------

         DANIEL GUEZ
-------- -----------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)

                                                                         (a) [_]
                                                                         (b) [_]
-------- -----------------------------------------------------------------------
    3    SEC USE ONLY

-------- -----------------------------------------------------------------------
    4    SOURCE OF FUNDS (see Instructions)

-------- -----------------------------------------------------------------------
    5 CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [_]
-------- -----------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
------------- --------- --------------------------------------------------------
  NUMBER OF       7     SOLE VOTING POWER

   SHARES               11,198,387
              --------- --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

OWNED BY EACH
              --------- --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER

 PERSON WITH            11,198,387
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

-------- ---- --------- --------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,198,387
-------- -----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)
                                                                             [X]
-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.1%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (see Instructions)

         IN
-------- -----------------------------------------------------------------------


                                 (Page 2 of 7)

         This amendment to Schedule 13D ("Amendment Number 3") amends and supplements the Schedule 13D of Daniel Guez ("Guez") filed with the Securities and Exchange Commission on November 30, 2005 (the "Original Filing"), as amended on December 9, 2005 ("Amendment Number 1"), and as further amended on August 24, 2007 ("Amendment Number 2"). Terms not defined herein shall have the meaning ascribed to them in the Original Filing.


PURPOSE OF AMENDMENT NUMBER 3

         This Amendment Number 3 is being filed to report the planned sale of 10,698,387 shares of Common Stock of People's Liberation, Inc. (the "Company") by Mr. Guez pursuant to the terms of a Stock Purchase Agreement (the "Purchase Agreement") dated December 10, 2007 by and between Gerard Guez, an individual ("Purchaser"), and Daniel Guez and Isabella Rose Guez, a minor individual represented by her father, Daniel Guez (Daniel Guez together with his daughter Isabella are collectively referred to herein as the "Sellers").

ITEM 1.  SECURITY AND ISSUER.

         This  Amendment  Number 3 does not amend or supplement  the response to
Item 1 contained in the Original Filing, as amended by Amendment Number 1 and Amendment Number 2.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of the Original Filing, as amended by Amendment Number 1 and Amendment Number 2, is supplemented and amended by the information below.

         On October 2, 2007, Daniel Guez, who served as the Company's Creative Director and as the Manager for the Company's William Rast apparel line, resigned from his positions with the Company.

         On October 12, 2007, Mr. Guez resigned as a member of the Board of Directors of the Company.

         The principal business address of Mr. Guez is 9000 Sunset Boulevard, Penthouse West Hollywood, CA 90069. The present principal occupation of Mr. Guez is designer of high end apparel at Dylan George Apparel, Inc.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This  Amendment  Number 3 does not amend or supplement  the response to
Item 3 contained in the Original Filing, as amended by Amendment Number 1 and Amendment Number 2.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Original Filing, as amended by Amendment Number 1 and Amendment Number 2, is supplemented and amended by the information below. The transactions reported in this Amendment Number 3 relate to the planned sale of Common Stock by Mr. Guez to realize a return on his investment.


                                 (Page 3 of 7)

                                 SCHEDULE 13D/A

         On December 10, 2007, the Sellers entered into the Purchase Agreement with the Purchaser pursuant to which the Purchaser agreed to purchase from the Sellers an aggregate of 10,698,387 shares of common stock of the Company (the "Shares") for an aggregate purchase price of $5,349,193.50, of which $1,100,000 is payable in cash on or before the closing, and the remainder of which is payable after the closing by delivery of a promissory note (the "Promissory Note") secured by the Shares. The closing is scheduled to occur on or about February 10, 2008.

         The closing is subject to certain conditions precedent, including the receipt of an advance, non-refundable payment to Sellers of $1,100,000 (the "Advance Payment"), as follows: (i) Purchaser will pay Sellers $1,000,000 in immediately available funds in four equal installments of $250,000 , on or before each of December 10, 2007, January 5, 2008, January 20, 2008, and February 10, 2008 and (ii) on each of January 1, 2008 and February 1, 2008, Purchaser will pay Sellers $50,000 in immediately available funds.

         At the closing, assuming the Sellers have received the Advance Payment as described above, the Sellers will transfer the Shares to Purchaser and Purchaser shall pay the remainder of the purchase price in accordance with the terms of the Promissory Note. The Promissory Note provides for the payment of $50,000 to Sellers on the first day of each month beginning March 1, 2008 until December 1, 2008, along with a final payment of $3,749,193.50 plus accrued interest on or before December 31, 2008.

         The Promissory Note is secured by the Shares pursuant to the terms of a Security Agreement dated December 10, 2007 (the "Security Agreement"). However, in accordance with the terms of the Security Agreement, so long as no event of default has occurred and is continuing under the Promissory Note, Purchaser will have the right to sell up to 8,968,387 of the Shares. The Sellers will receive the first fifty cents ($0.50) of the sale proceeds for each Share sold (which will pay down the outstanding balance on the Promissory Note) plus any Profit Participation (as defined below) applicable to such Shares, and the Purchaser shall receive the balance of the sale proceeds for each Share sold. Upon the full payment by Purchaser to Sellers of the entire principal and accrued interest under the Promissory Note, the Sellers will release to Purchaser all of their remaining security interest in the Shares.

         The Purchase Agreement provides that if at any time after the closing the Purchaser resells any of the Shares for a price greater than $1.00 per share, then for each such Share, Purchaser will pay to Sellers an amount equal to the lesser of (i) ten cents and (ii) the amount by which the resale price exceeds $1.00 (the "Profit Participation").

         The Purchase Agreement, the Security Agreement and the Promissory Note are attached hereto as Exhibits 1, 2, and 3, respectively, and are incorporated herein by reference.

         Other than as described in this Schedule 13D/A, Guez is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.


                                 (Page 4 of 7)

                                 SCHEDULE 13D/A


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Original Filing, as amended by Amendment Number 1 and Amendment Number 2, is supplemented and amended by the information below.

         As of December 18, 2007, Mr. Guez beneficially owned 11,198,387 shares of the Company's Common Stock. Of the shares of Common Stock to which this Amendment Number 3 relates, 10,098,387 are held by Mr. Guez as an investment and 1,100,000 are held by Daniel S. Guez as Custodian for Isabella Guez UTMA of CA, also for investment. Assuming a total of 36,002,563 shares of the Company's Common Stock outstanding as of December 18, 2007, the Guez Shares constitute approximately 31.1% of the shares of the Company's Common Stock issued and outstanding. Mr. Guez has the sole power to vote and dispose of the aforementioned shares.

         As further described in Item 4 above, which disclosure is incorporated herein by reference, Mr. Guez has entered into the Purchase Agreement pursuant to which the Sellers will sell to the Purchaser an aggregate of 10,698,387 shares of Common Stock in a private sale, pursuant to the Company's Registration Statement on Form SB-2. Following the completion of such sale, Sellers shall hold an aggregate of 500,000 shares of Common Stock of the Company, or 1.4% of the Company's Common Stock issued and outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Original Filing, as amended by Amendment Number 1 and Amendment Number 2, is supplemented and amended by the information below.

         Reference is made to the disclosure set forth under Item 4 of this Amendment Number 3, which disclosure is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

         1 Stock Purchase Agreement dated as of December 10, 2007, by and among Gerard Guez, an individual ("Purchaser"), and Daniel Guez, an individual, and Isabella Rose Guez, a minor individual represented by her father Daniel Guez (collectively, "Sellers").

         2 Security Agreement and Agreement for Pledge of Stock dated as of December 10, 2007, by and between Gerard Guez ("Pledgor") and Daniel Guez, an individual, and Isabella Rose Guez, a minor individual represented by her father Daniel Guez (collectively, "Secured Parties").

         3 Form of Secured Promissory Note Dated as of December 10, 2007 by Gerard Guez in favor of Daniel Guez, an individual, and Isabella Rose Guez, a minor individual represented by her father Daniel Guez (collectively, "Payee").


                                 (Page 5 of 7)

                                 SCHEDULE 13D/A

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.


                                   /S/ DANIEL GUEZ
Dated: December 19, 2007           -------------------------------------
                                   Daniel Guez


                                 (Page 6 of 7)

                                 SCHEDULE 13D/A

                                  EXHIBIT INDEX

Exhibit No.

         1 Stock Purchase Agreement dated as of December 10, 2007, by and among Gerard Guez, an individual ("Purchaser"), and Daniel Guez, an individual, and Isabella Rose Guez, a minor individual represented by her father Daniel Guez (collectively, "Sellers").

         2 Security Agreement and Agreement for Pledge of Stock dated as of December 10, 2007, by and between Gerard Guez ("Pledgor") and Daniel Guez, an individual, and Isabella Rose Guez, a minor individual represented by her father Daniel Guez (collectively, "Secured Parties").

         3 Form of Secured Promissory Note Dated as of December 10, 2007 by Gerard Guez in favor of Daniel Guez, an individual, and Isabella Rose Guez, a minor individual represented by her father Daniel Guez (collectively, "Payee").


                                 (Page 7 of 7)

                                                                       EXHIBIT 1

                            STOCK PURCHASE AGREEMENT

         This Stock Purchase Agreement (this "Agreement"), dated as of December 10, 2007 (the "Effective Date"), is by and between, on the one hand, Gerard Guez, an individual ("Purchaser"), and on the other hand, Daniel Guez, an individual, and Isabella Rose Guez, a minor individual represented herein by her father Daniel Guez (collectively, "Sellers"), with reference to the following:

         WHEREAS, Sellers desire to sell to Purchaser, and Purchaser desires to purchase from Sellers, 10,698,387 shares (the "Shares") of the common stock of People's Liberation, Inc., a California corporation (the "Company");

         NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

         1. PURCHASE AND SALE OF SHARES.

                  1.1 PURCHASE OF SHARES. Subject to the terms and conditions of this Agreement, Purchaser hereby agrees to purchase from Sellers, and Sellers hereby agree to sell, assign, transfer and deliver to Purchaser, the Shares, free and clear of all Liens (as defined below), for the total purchase price of $5,349,193.50 (based on a share price of $.50 per Share) (the "Purchase Price").

                  1.2 PAYMENT OF PURCHASE PRICE. The Purchase Price shall be paid by Purchaser in installments as follows: (i) Purchaser shall pay Sellers $1,000,000 in immediately available funds in four (4) equal installments of $250,000 each, on or before December 10, 2007, January 5, 2008, January 20, 2008, and February 10, 2008 (collectively, the "Initial Payment"); (ii) on the first day of each month beginning January 1, 2008 and ending December 1, 2008, Purchaser shall pay Sellers $50,000 in immediately available funds (the "Monthly Payments," which shall collectively total $600,000); and (iii) on or before December 31, 2008, Purchaser shall pay Sellers the balance of $3,749,193.50 in immediately available funds (the "Final Payment"). Notwithstanding the foregoing, nothing herein shall prevent Purchaser from paying any of the Monthly Payments or the Final Payment earlier than the dates set forth herein.

                  1.3 PROFIT PARTICIPATION. If at any time after the purchase by Purchaser of the Shares, Purchaser resells any such Shares for a price (the "Resale Price") greater than $1.00 per Share (the "Resold Shares"), then for each such Resold Share, Purchaser shall pay to Sellers an amount equal to the lesser of (i) Ten Cents ($.10), and (ii) the amount by which the Resale Price exceeds $1.00 (the "Profit Participation"). Purchaser shall promptly notify Sellers of any sale of Resold Shares, and shall pay to Sellers any amounts due under this Section no later than 10 days following Purchaser's receipt of the proceeds of any such sale by check or by wire transfer of immediately available funds.

                  1.4 DELIVERIES.

                  (a) By Purchaser. Upon execution and delivery of this Agreement by the parties, Purchaser shall deliver to Sellers four (4) post-dated checks covering each of the four (4) installments of the Initial Payment as provided herein (the "Initial Checks"), a duly executed Promissory Note covering the Monthly Payments and the Final Payment (the "Promissory Note"), and a duly executed copy of that certain Security Agreement among the parties of even date herewith (the "Security Agreement").

                  (b) By Sellers. Upon execution and delivery of this Agreement by the parties, Sellers shall deliver to Purchaser a duly executed copy of the Security Agreement. Upon Sellers' receipt of cleared funds from all four (4) of the Initial Checks (which Sellers shall deposit or otherwise present for payment no later than two (2) business days following the latest date thereof), and Purchaser's payment of the Monthly Payments for January 2008 and February 2008 as provided herein, Sellers shall electronically transfer the Shares into a brokerage account to be opened by Purchaser at UBS (the "Brokerage Account") that shall be subject to the following terms and restrictions: (i) the Brokerage Account shall be in the name of Purchaser; (ii) as long as no event of default has occurred and is continuing under the Promissory Note, Purchaser shall have the right to sell up to 8,698,387 of the Shares from the Brokerage Account through one or more DTC transactions under which the proceeds from the sale of Shares are transferred directly into the Brokerage Account simultaneously with the transfer of Shares out of the Brokerage Account; (iii) Sellers shall have the exclusive right to withdraw from the Brokerage Account the first Fifty Cents ($.50) of the sale proceeds for each Share sold pursuant to subsection (ii), plus any Profit Participation applicable to such Shares; and (iv) as long as no event of default has occurred and is continuing under the Promissory Note, Purchaser shall have the right to withdraw the balance of the sale proceeds for each Share sold pursuant to subsection (ii) (i.e., the excess sale proceeds, if any, over Fifty Cents ($.50) plus any Profit Participation applicable to such Shares).

         2. REPRESENTATIONS AND WARRANTIES OF SELLERS. Sellers hereby represent and warrant to Purchaser as follows:

                  2.1 AUTHORIZATION; BINDING EFFECT. Sellers have the full legal right, authorization, and capacity to execute and deliver, and to perform their obligations under, this Agreement and to sell, transfer and deliver the Shares. Sellers have taken all action necessary to execute this Agreement, and will take all action necessary to deliver and perform its obligations under this Agreement at the time of delivery. This Agreement constitutes the valid obligation of Sellers and is legally binding on and enforceable against Sellers in accordance with its terms except as such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights, and
(ii) general principles of equity relating to the availability of equitable remedies (regardless of whether any applicable agreements are sought to be enforced in a proceeding at law or in equity).

                  2.2 NO CONFLICT. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not,
(i) conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under any provision of any mortgage, indenture, lease or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Sellers or its properties or assets, or (ii) violate any provision of law, or any order, judgment or decree of any court or other governmental authority applicable to Sellers. No consent, waiver, approval or authorization of any third party is required to be obtained on the part of Sellers in connection with the sale and transfer of the Shares pursuant to this Agreement (subject to notification, if necessary, of the Company's transfer agent). The sale of the Shares to be sold by Sellers hereunder will not be subject to any rights of first refusal, co-sale rights, tag-along rights or other similar rights that have not been properly waived.

                  2.3 TITLE TO SHARES. Sellers are the sole beneficial, record and legal owners of the Shares and have or will have at the time of delivery of the Shares, full, good, valid and marketable right, title and interest to the Shares free and clear of any charge, equitable interest, lien, pledge, security interest, or other similar interest or right (collectively, "Lien"). Sellers has the full legal right, power and authority, and any approval required by law, to sell, assign, transfer and deliver the Shares under this Agreement and to make the representations, warranties, covenants and agreements made by Sellers under this Agreement. Upon delivery of the Shares to Purchaser, Purchaser will acquire good and valid title to the Shares free and clear of all Liens subject to the terms of the Security Agreement. Sellers have not entered into any agreements, understandings or undertakings with respect to the Shares being sold and transferred by Sellers under this Agreement pursuant to which Sellers are or may become obligated, directly or indirectly, to transfer, dispose of, or assign the Shares, which gives any person the right to vote the Shares, or which would result in any person placing a Lien upon the Shares.

                  2.4  BROKERS.   Sellers  have  no  contract,   arrangement  or
understanding with any broker, finder or similar agent with respect to the transactions contemplated by this Agreement.

         3. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser hereby represents and warrants to Sellers as follows:

                  3.1 AUTHORIZATION; BINDING EFFECT. Purchaser has taken all action necessary for the authorization, execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Purchaser and constitutes the valid obligation of Purchaser and is legally binding on and enforceable against Purchaser in accordance with its terms except as such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights, and (ii) general principles of equity relating to the availability of equitable remedies (regardless of whether any applicable agreements are sought to be enforced in a proceeding at law or in equity).

                  3.2 NO CONFLICT. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not,
(i) conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under any provision of any mortgage, indenture, lease or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Purchaser or its properties or assets, or (ii) violate any provision of law, or any order, judgment or decree of any court or other governmental authority applicable to Purchaser. No consent, waiver, approval or authorization of any third party is required to be obtained on the part of Purchaser in connection with the purchaser of the Shares pursuant to this Agreement.

                  3.3 ACCREDITED INVESTOR. Purchaser is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended.

                  3.4 DELIVERY OF PROSPECTUS. Purchaser hereby acknowledges that Sellers have delivered to Purchaser a full and complete copy of the prospectus (including any applicable supplements and amendments thereto) used in connection with Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (No. 333-130930) filed by the Company with the Securities and Exchange Commission on April 27, 2007.

         4. INDEMNITY.

         (a) The Purchaser agrees to indemnify and hold harmless the Sellers (including, but not limited to, any and all expenses whatsoever reasonably incurred by Seller in enforcing the Promissory Note and the Security Agreement and investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or warranty or breach or failure by Purchaser to comply with any covenant or agreement made by Purchaser herein, in the Promissory Note, the Security Agreement or in any other document furnished by Purchaser to Sellers in connection with this transaction.

         (b) The Sellers agrees to indemnify and hold harmless Purchaser against any loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or warranty or breach or failure by Sellers to comply with any covenant or agreement made by the Sellers herein, the Security Agreement or in any other document furnished by the Sellers to Purchaser in connection with this transaction.

         5. MISCELLANEOUS.

                  5.1 NOTICES. All notices, communications and deliveries required or permitted hereunder shall be made in writing signed by the party giving the same, and shall be delivered personally, by overnight delivery (with evidence of delivery and postage and other fees prepaid), by registered or certified mail or by facsimile as follows:

         If to Sellers, to:

                  Daniel Guez


                  Fax:
                        -----------------------------

         If to Purchaser, to:

                  Gerard Guez
                  9000 Sunset Boulevard
                  Penthouse
                  Los Angeles, California 90069
                  Fax:
                        -----------------------------

or to such other representative or at such other address of a party of which such party may hereafter give notice to the other parties as provided above. Any such notice, communication or delivery will be deemed given or made (i) on the date of delivery if delivered in person, (ii) on the first (1st) business day after delivery to a national overnight courier service, (iii) on the fifth (5th) business day after it is mailed by registered or certified mail, or (iv) upon receipt of confirmation if sent via facsimile.

                  5.2 ENTIRE AGREEMENT. This Agreement and the documents referred to herein constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, relating to the subject matter of this Agreement.

                  5.3 WAIVER; MODIFICATION. Neither this Agreement nor any provisions hereof shall be waived, modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, modification, change, discharge or termination is sought. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver, unless otherwise expressly provided, and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein.

                  5.4 NO ASSIGNMENT. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by Purchaser without the prior written consent of Sellers.

                  5.5 BINDING EFFECT. Except as otherwise provided herein, the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, permitted successors and assigns.

                  5.6 NO THIRD-PARTY BENEFICIARIES. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                  5.7 GOVERNING LAW. This Agreement and the performance of the obligations of the parties hereunder will be governed by and construed in accordance with the laws of the State of California, without giving effect to any choice of law principles.

                  5.8 SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

                  5.9 SECTION AND OTHER HEADINGS. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  5.10 CONSTRUCTION. The parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign law will be deemed also to refer to such law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words "include," "includes," and "including" will be deemed to be followed by "without limitation." Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words "this Agreement," "herein," "hereof," "hereby," "hereunder," and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.

                  5.11 EXPENSES. Except as otherwise expressly provided in this Agreement, each party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement, including all fees and expenses of agents, representatives, financial advisors, legal counsel, and accountants.

                  5.12 FURTHER ASSURANCES. The parties agree to take such further actions, and will execute and deliver such further documents, as the other party shall reasonably request in connection with the transactions contemplated hereby.

                  5.13 REMEDIES. Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at law or in equity. Except as expressly provided herein, nothing herein shall be considered an election of remedies.

                  5.14 SURVIVAL. The obligations of the parties to this Agreement and the representations and warranties made hereunder by the parties or contemplated hereby shall survive after the date hereof until the expiration of the applicable statute of limitations with respect thereto.

                  5.15 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

             [Remainder of Page Left Blank, Signature Page Follows]

         IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the Effective Date.


                                   Sellers:

                                   /S/ DANIEL GUEZ
                                   -----------------------------------
                                   DANIEL GUEZ

                                   /S/ ISABELLA ROSE GUEZ
                                   -----------------------------------
                                   ISABELLA ROSE GUEZ
                                   By her father, Daniel Guez

                                   Purchaser:

                                   /S/ GERARD GUEZ
                                   -----------------------------------
                                   GERARD GUEZ

                                                                       EXHIBIT 2

                               SECURITY AGREEMENT
                        AND AGREEMENT FOR PLEDGE OF STOCK

         This Security Agreement and Agreement for Pledge of Stock (this "Agreement"), dated as of December 10, 2007 (the "Effective Date"), is by and between, on the one hand, Gerard Guez, an individual ("Pledgor"), and on the other hand, Daniel Guez, an individual, and Isabella Rose Guez, a minor individual represented herein by her father Daniel Guez (collectively, "Secured Parties"), with reference to the following:

         WHEREAS, Secured Parties and Pledgor have executed that certain Stock Purchase Agreement of even date herewith (the "Stock Purchase Agreement") under which Pledgor has executed in favor of Secured Parties that certain Secured Promissory Note of even date herewith in the original principal amount of $4,349,193.50 (the "Promissory Note"; and collectively with this Agreement, the Account Control Agreement (defined below), and the Stock Purchase Agreement, the "Agreements"); and

         WHEREAS, as an express condition of Secured Parties agreeing to enter into the Agreements and effect the transactions contemplated thereby, Secured Parties have required, and Pledgor has agreed to grant, the security interest provided for in this Agreement;

         NOW, THEREFORE, in consideration of the premises and mutual covenants set forth herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

         1. GRANT OF SECURITY INTEREST.

                  1.1 GRANT.  Pledgor hereby collaterally  assigns,  pledges and grants to Secured Parties a continuing and unconditional security interest in the following property (the "Collateral") to secure payment and performance of all of Pledgor's obligations under the Agreements and all of the representations, warranties, covenants and agreements of Pledgor contained herein, and all of such contained in the Agreements, including all indemnity obligations, costs and expenses, including reasonable attorneys' fees and costs, as hereinafter or therein provided (collectively the "Obligations").

                  1.2 COLLATERAL. The Collateral shall consist of all of Pledgor's right, title and interest in and to the 10,698,387 shares of common stock (the "Pledged Shares") of People's Liberation, Inc. (the "Issuer") that Pledgor purchased from Secured Parties under the Stock Purchase Agreement, any additional shares obtained by virtue of stock dividends or splits related thereto, and all rights, interest, benefits and property of any kind now and hereafter accruing thereto and arising in any manner with respect thereto and in connection therewith; PROVIDED, HOWEVER, that unless an Event of Default (as defined in the Promissory Note) shall have occurred and be continuing, and such Event of Default is not cured or waived, Pledgor shall retain the right to vote the Collateral and to receive and use all income in respect of the Collateral and cash dividends, except to the extent such dividends represent a distribution of capital, or capital surplus, or result from full or partial liquidation or dissolution of the Issuer or its assets, or a recapitalization or debt restructuring of the Issuer, in which event, the same shall be payable to Secured Parties and held as Collateral hereunder.

                  1.3 RELEASE OF COLLATERAL AGAINST PAYMENTS. The Collateral shall be released from this Agreement and returned to Pledgor as follows: (i) upon the payment by Pledgor of each Monthly Payment under the Promissory Note, Secured Parties shall release from this Agreement and return to Pledgor 100,000 of the Pledged Shares free and clear of all claims, liens, or other rights granted to Secured Parties under this Agreement; (ii) upon the prepayment by Pledgor to Secured Parties of part, but not all, of the Final Payment, Secured Parties shall release from this Agreement and return to Pledgor a number of Pledged Shares equal to the amount of the prepayment divided by Fifty Cents ($.50), free and clear of all claims, liens, or other rights granted to Secured Parties under this Agreement, provided that at least two million Pledged Shares shall not be released and shall continue to be subject to the Secured Parties' lien until the entire principal amount of the Promissory Note plus all accrued interest thereon and other amounts due under the Agreements shall have been indefeasibly paid in full; and (iii) upon the payment by Pledgor to Secured Parties of the entire principal (including all Monthly Payments and the Final Payment) plus all accrued interest thereon and other amounts due under the Agreements shall have been indefeasibly paid in full, Secured Parties shall release from this Agreement and return to Pledgor the balance of all Pledged Shares held by Secured Parties hereunder. For the avoidance of doubt, the parties acknowledge and agree that Pledgor's obligation under Section 1.3 (Profit Participation) of the Stock Purchase Agreement shall continue, but no longer be secured by the Collateral, following such indefeasible payment in full.

         Without limiting the foregoing rights and obligations of the parties, the parties agree as follows: upon Secured Parties receipt of cleared funds from all four (4) of the Initial Checks and Pledgors payment of $50,000 to Secured Parties on each of January 1, 2008 and February 1, 2008 as required by the Stock Purchase Agreement, Secured Parties shall electronically transfer the Shares into a brokerage account to be opened by Pledgor at UBS (the "Brokerage Account"), in form and substance reasonably satisfactory to Secured Party, that shall be subject to an account control agreement (the "Account Control Agreement") containing the following terms and restrictions: (i) the Brokerage Account shall be in the name of Pledgor; (ii) as long as no event of default has occurred and is continuing under the Promissory Note, Pledgor shall have the right to sell up to 8,698,387 of the Shares from the Brokerage Account through one or more DTC transactions under which the proceeds from the sale of Shares are transferred directly into the Brokerage Account simultaneously with the transfer of Shares out of the Brokerage Account; (iii) Secured Parties shall have the exclusive right to withdraw from the Brokerage Account the first Fifty Cents ($.50) of the sale proceeds for each Share sold pursuant to subsection
(ii), plus any Profit Participation applicable to such Shares; and (iv) as long as no event of default has occurred and is continuing under the Promissory Note, Pledgor shall have the right to withdraw the balance of the sale proceeds for each Share sold pursuant to subsection (ii) (i.e., the excess sale proceeds, if any, over Fifty Cents ($.50) plus any Profit Participation applicable to such Shares).

         2. WARRANTIES OF PLEDGOR. Pledgor represents and warrants, and so long as the Obligations remain unpaid, shall be deemed continuously to represent and warrant, that:

                  2.1 Pledgor is the equitable and legal (or beneficial) owner of the Collateral free and clear of all liens and encumbrances and claims of any persons whatsoever, except Secured Parties. Pledgor has good title to the Collateral and all legal power and right to grant this security interest. The Collateral is not subject to any voting trust agreement or irrevocable proxy, and Pledgor has the right to vote such Collateral in its discretion (subject to this Agreement).

                  2.2 This Agreement grants Secured Parties a legal, valid, binding, enforceable and perfected security interest in and to the Collateral, which security interest constitutes a first lien upon the Collateral. Upon reasonable request of Secured Parties, Pledgor will execute and deliver for filing one or more financing statements and such other documents as may be required for attachment and perfection of Secured Parties' interest as a first lien upon the Collateral. Secured Parties is hereby expressly authorized to file financing statements in appropriate jurisdictions in respect of the Collateral and/or the Collateral Account without the necessity of obtaining Pledgor's signature thereon.

                  2.3 Pledgor shall not permit any lien or security interest other than that of Secured Parties to attach to the Collateral. Pledgor shall not pledge, sell, transfer, lease or otherwise dispose of any Collateral or any interest therein, or offer to do so, without the prior written consent of Secured Parties.

                  2.4 Pledgor's execution and delivery of the Agreements and performance thereunder will not violate or be in conflict with any term or provision of any applicable law, or any judgment, order, writ, injunction, decree or consent of any court or other judicial authority applicable to Pledgor.

                  2.5 No consent, approval or authorization of, or registration, declaration or filing with, any authority or other person is required as a condition precedent, concurrent or subsequent to or in connection with the due and valid execution, delivery and performance by Pledgor of any Agreement, or the legality, validity, binding effect or enforceability of any of its terms and provisions.

                  2.6 When executed and delivered, each Agreement will be a legal, valid, binding and enforceable obligation of Pledgor, enforceable against Pledgor in accordance with its terms and provisions.

                  2.7 None of the securities in the Collateral: (i) is governed by or otherwise subject to any shareholders agreement, voting trust or similar agreement or arrangement, or (ii) is limited or otherwise restricted in any way regarding: (A) Pledgor's ability to pledge the

Collateral; and/or (B) Secured Parties' ability (as pledgees or assignees) to foreclose, sell, assign or transfer any of the Collateral or cause same to be done.

         3. PROTECTION OF COLLATERAL. At its option, without waiving any default or Event of Default, Secured Parties may discharge taxes, liens, security interests or other encumbrances, if any, at any time levied or placed on the Collateral and may take any action Secured Parties, in its sole discretion, deems necessary to protect, preserve and maintain the Collateral and its value. Pledgor agrees to reimburse Secured Parties on demand for any payment made, or any expense incurred, by Secured Parties, pursuant to the foregoing authorizations. Any such payment made by Secured Parties shall be secured by this Agreement.

         4. DEFAULT. At the option of Secured Parties, Pledgor shall be in default under this Agreement upon the occurrence of an Event of Default that has not been cured or waived within the applicable grace period.

         5. ACCELERATION. Upon the occurrence of any Event of Default that has not been cured or waived within the applicable grace period, all sums due in respect of the Promissory Note and other Agreements shall immediately become due and payable without demand or notice.

         6. RIGHTS AND REMEDIES.

                  6.1 Upon the occurrence of any Event of Default that has not been cured or waived within the applicable grace period, Secured Parties shall have and may exercise from time to time any or all of the rights and remedies of a Secured Parties after default under the Uniform Commercial Code, as enacted in California and amended from time to time, and any and all rights and remedies available to it under any applicable law including, but not limited to, the following: (i) Secured Parties may transfer the Collateral or any part of it into Secured Parties' name or that of its nominee so that Secured Parties or its nominee may appear of record as the sole owner of the Collateral; (ii) Secured Parties may use any available judicial process; (iii) Secured Parties may purchase the Collateral at any judicial, public or private sale or upon sale upon any exchange in accordance with applicable law; (iv) Secured Parties shall have the right, but not the duty, to vote the Collateral in any way and for any purpose that Secured Parties deems proper; (v) Secured Parties may, subject to the restrictions contained in applicable federal and state securities laws, sell or otherwise dispose of the Collateral directly, through a dealer, on a market or exchange by public sale, or pursuant to an exchange in reorganization, liquidation or dissolution.

                  6.2 It is hereby agreed that any disposition through a broker at the OTC market shall be a commercially reasonable public sale, and that there are also other forms of commercially reasonable public sales. Secured Parties may only sell the Collateral in such lots as Secured Parties in good faith believe to be a commercially reasonable method of disposing of the Collateral, subject to Regulation D, the Securities Act of 1933, the Securities Exchange Act of 1934 or other successor provisions and other applicable laws of the United States and the

States thereof governing securities markets, and the rules, if applicable, of the OTC market or any exchange which may then be applicable to disposition of the Collateral thereon.

                  6.3 Any notice of sale, disposition, or other intended action by Secured Parties, placed in the United States mail, postage prepaid, addressed to the Pledgor at the address of Pledgor set forth above, or at such other address as may be shown in the records of Secured Parties, at least ten (10) days prior to any action by Secured Parties, shall constitute reasonable notice to Pledgor.

         7. CARE OF COLLATERAL. Pledgor agrees to take all steps to maintain and protect the Collateral, and to notify Secured Parties in writing five (5) days prior to the date of any necessary action. Secured Parties shall have the power to take any steps legally available and necessary to maintain or protect the Collateral, and shall notify Pledgor in writing five (5) days prior to the date of any necessary action unless an Event of Default shall have occurred and be continuing in which case no such notice shall be required.

         8. MISCELLANEOUS.

                  8.1 TERM. This Agreement shall remain in full force and effect until the Obligations (other than Pledgor's obligations under Section 1.3 of the Stock Purchase Agreement which have not yet accrued) have been indefeasibly paid in full.

                  8.2 REMEDIES. Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at law or in equity. Except as expressly provided herein, nothing herein shall be considered an election of remedies. Secured Parties shall have, in addition to the rights provided hereunder, the rights provided by the other Agreements.

                  8.3 ASSIGNABILITY. The Pledgor may not assign this Agreement or any other Agreement or any of Maker's rights or obligations hereunder or thereunder without the prior written consent of the Payee. The Payee may assign its interest in this Agreement and any other Agreement to any person without the consent of the Pledgor.

                  8.4 GOVERNING LAW. This Agreement and the performance of the obligations of the parties hereunder will be governed by and construed in accordance with the laws of the State of California, without giving effect to any choice of law principles.

                  8.5 SECTION AND OTHER HEADINGS. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  8.6 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

                  8.7 SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

                  8.8 ENTIRE AGREEMENT. This Agreement and the documents referred to herein constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, relating to the subject matter of this Agreement. Neither this Agreement nor any provisions hereof shall be waived, modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, modification, change, discharge or termination is sought. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver, unless otherwise expressly provided, and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein.

                  8.9 NOTICES. All notices, communications and deliveries required or permitted hereunder shall be made in writing signed by the party giving the same, and shall be delivered personally, by overnight delivery (with evidence of delivery and postage and other fees prepaid), by registered or certified mail or by facsimile as follows:

         If to Secured Parties, to:

                  Daniel Guez


                  Fax:
                        -----------------------------


         If to Pledgor, to:

                  Gerard Guez
                  9000 Sunset Boulevard
                  Penthouse
                  Los Angeles, California 90069
                  Fax:
                        -----------------------------

or to such other representative or at such other address of a party of which such party may hereafter give notice to the other parties as provided above. Any such notice, communication or delivery will be deemed given or made (i) on the date of delivery if delivered in person, (ii) on the first (1st) business day after delivery to a national overnight courier service, (iii) on the fifth

(5th) business day after it is mailed by registered or certified mail, or (iv) upon receipt of confirmation if sent via facsimile.

                  8.10 EXPENSES. Except as otherwise expressly provided in the Agreements, each party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement, including all fees and expenses of agents, representatives, financial advisors, legal counsel, and accountants.

                  8.11 CONSTRUCTION. The parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign law will be deemed also to refer to such law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words "include," "includes," and "including" will be deemed to be followed by "without limitation." Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words "this Agreement," "herein," "hereof," "hereby," "hereunder," and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. Any reference herein or in any Agreement to any other Agreement shall mean such other Agreement as it may be amended, restated, supplemented or modified from time to time.

                  8.12 SURVIVAL. The obligations of the parties to this Agreement and the representations and warranties made hereunder or contemplated hereby shall survive after the date hereof until the expiration of the applicable statute of limitations with respect thereto.

                           [SIGNATURE PAGE TO FOLLOW]

         IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the Effective Date.

                                    Secured Parties:

                                    /S/ DANIEL GUEZ
                                    ----------------------------------
                                    DANIEL GUEZ


                                    /S/ ISABELLA ROSE GUEZ
                                    ----------------------------------
                                    ISABELLA ROSE GUEZ
                                    By her father, Daniel Guez


                                    Pledgor:

                                    /S/ DANIEL GUEZ
                                    ----------------------------------
                                    GERARD GUEZ

                                                                       EXHIBIT 3

                             SECURED PROMISSORY NOTE

Amount $4,349,193.50                                     As of December 10, 2007

         GERARD GUEZ, an individual resident of California with a business address at 3150 E. Washington Blvd., Los Angeles, California 90023 ("Maker"), for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby promises to pay to DANIEL GUEZ, an individual, and ISABELLA ROSE GUEZ, a minor individual represented by her father Daniel Guez (collectively, "Payee") the principal sum of Four Million Three Hundred Forty Nine Thousand Dollars and Fifty Cents ($4,349,193.50) (the "Principal"), plus interest at the Applicable Rate (defined below), on and subject to the terms and conditions hereinafter set forth:

         1. PAYMENT TERMS. Maker shall unconditionally and irrevocably pay to Payee, without counterclaim, set-off or deduction, the following: (i) Maker shall pay Payee a principal payment of $50,000 on the first day of each month beginning January 1, 2008 and ending December 1, 2008 (the "Monthly Payments," which shall collectively total $600,000); and (ii) Maker shall pay Payee the principal balance of $3,749,193.50 plus all accrued interest (the "Final Payment") due under this Secured Promissory Note (this "Note") on or before December 31, 2008 (the "Maturity Date"). "Applicable Rate" shall mean four percent (4%) per annum; provided that for so long as an Event of Default (defined below) shall have occurred and be continuing, "Applicable Rate" shall mean six percent (6%) per annum.

         2. PLACE AND MANNER OF PAYMENT. All payments shall be made to Payee in U.S. dollars on or before the due date thereof by wire transfer of immediately available funds according to instructions to be provided by Payee, or in such other manner or at such other place as Payee may designate in writing prior to the due date of any such payment. If any payment hereunder becomes due on a Saturday, Sunday or legal holiday, such payment shall become due on the next business day.

         3. PREPAYMENT. At the option of Maker, the unpaid Principal balance of this Note, and any accrued interest thereon, may be prepaid, in whole or in part, at any time from time to time, without penalty or premium.

         4. EVENTS OF DEFAULT. If any of the following events shall occur and be continuing (each an "Event of Default"):

         (a) The Maker shall (i) fail to pay any payment when due in accordance with the terms hereof or of any other Agreement within thirty days after any such payment becomes due in accordance with the terms hereof or thereof or (ii) fail to pay any Monthly Payment when due on more than five occasions; or

         (b) Any representation or warranty made by Maker herein or in any other Agreement shall prove to have been incorrect in any material respect on or as of the date made; or

         (c) The Maker shall default in the observance or performance of any other agreement contained in this Note or any other Agreement (other than as provided in paragraphs (a) and (b) of this Section), and such default shall continue unremedied for a period of 30 days; or solely in the case of such default arising under Section 2.3 of the Pledge Agreement, 3 Business Days; or

         (d) (i) The Maker shall commence any case, proceeding or other action with respect to itself under any then applicable law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts; or (ii) there shall be commenced against Maker any case, proceeding or other action of a nature referred to in clause (i);

then, and in any such event, any or all of the following actions may be taken: the Payee may (i) declare the unpaid Principal (with accrued interest thereon) and all other amounts owing under the Agreements to be due and payable forthwith, whereupon the same shall immediately become due and payable and (ii) exercise all remedies available to it under the Agreements and applicable law. Presentment, demand, protest and all other notices of any kind are hereby expressly waived.

         5. NOTICES. All notices, communications and deliveries required or permitted hereunder shall be made in writing signed by the party giving the same, and shall be delivered personally, by overnight delivery (with evidence of delivery and postage and other fees prepaid), by registered or certified mail or by facsimile as follows:

         If to Payee, to:

                  Daniel Guez


                  Fax:
                        -----------------------------

         If to Maker, to:

                  Gerard Guez
                  9000 Sunset Boulevard
                  Penthouse
                  Los Angeles, California 90069
                  Fax:
                        -----------------------------


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


or to such other representative or at such other address of a party of which such party may hereafter give notice to the other parties as provided above. Any such notice, communication or delivery will be deemed given or made (i) on the date of delivery if delivered in person, (ii) on the first (1st) business day after delivery to a national overnight courier service, (iii) on the fifth (5th) business day after it is mailed by registered or certified mail, or (iv) upon receipt of confirmation if sent via facsimile.

         6. NO ASSIGNMENT. Maker may not assign this Note or any of Maker's rights or obligations hereunder without the prior written consent of the Payee. The Payee may assign its interest in this Note to any person without the consent of the Maker.

         7. MISCELLANEOUS. If any provision of this Note is held to be invalid or unenforceable by a court of competent jurisdiction, the other provisions of this Note shall remain in full force and effect and shall be unaffected thereby. The provisions of this Note represent the entire agreement and understanding of Maker and Payee with respect thereto and may not be modified or amended except by an instrument in writing signed by the party to be bound thereby. This Note and the respective rights and obligations of Maker and Payee hereunder shall be governed by and construed in accordance with the laws of the State of California without regard to the principles of conflicts of laws thereof. This Note shall be binding upon Maker and its successors and permitted assigns and shall inure to the benefit of Payee and his successors, assigns, heirs, executors and personal representatives.

         8. FULL RECOURSE OBLIGATION OF MAKER. For the avoidance of doubt, Maker hereby acknowledges and agrees that the obligations of Maker hereunder and under each of the other Agreements constitute full recourse obligations of Maker and are not limited in any way.

         9. OTHER AGREEMENTS. This is the Promissory Note referred to in each of
(i) that certain Stock Purchase Agreement dated as of the date hereof by and between the Maker and the Payee (the "Stock Purchase Agreement") and (ii) that certain Security Agreement and Agreement for Pledge of Stock dated as of the date hereof by and between the Maker and the Payee (the "Pledge Agreement"; and collectively with the Account Control Agreement (defined in the Pledge Agreement), this Note, and the Stock Purchase Agreement, the "Agreements").

                           [SIGNATURE PAGE TO FOLLOW]


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


          IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be signed and dated as of the date above written.



                                    -----------------------------------
                                    GERARD GUEZ


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